# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVRx, Inc., CIK 0001235912
CUSIP: 126638105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9201 WEST BROADWAY AVENUE, SUITE 650, MINNEAPOLIS, Minnesota (MN), 55445
Date of event which requires filing of this statement: 09/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002042077
Persons authorized to receive notices and communications: Jorey Chernett, 6222 Indianwood Tr., SUITE 650, Bloomfield Hills, Michigan (MI), 48301, 248-469-8811

## Reporting persons
- Chernett Jorey (CIK 0002042077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 165,000; shared voting power 0; sole dispositive power 165,000; shared dispositive power 0; aggregate amount beneficially owned 165,000 (0.62% of the class)
  Comment: This Amendment No. 1 constitutes an exit filing for the Reporting Person, as the Reporting Person no longer beneficially owns more than five percent of the outstanding shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CVRx, Inc.
Address of issuer's principal executive offices: 9201 WEST BROADWAY AVENUE, SUITE 650, MINNEAPOLIS, Minnesota (MN), 55445
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. As a result of the transactions described herein, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The 165,000 Shares held by Mr. Chernett were acquired through private transactions using personal funds in the amount of $475,200.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

This Amendment No. 1 is being filed to report that, following a difference of opinion with the Issuer's management regarding the Issuer's strategic direction, the Reporting Person has sold Shares and, as a result, no longer beneficially owns more than five percent of the outstanding Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 26,641,597 of the Issuer's shares of Common Stock outstanding as of July 30, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

As of the close of business on October 2, 2026, the Reporting Person beneficially owned 165,000 Shares.

Percentage: Approximately 0.62%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

1. Sole power to vote or direct vote: 165,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 165,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Person since the filing of the original Schedule 13D are set forth in more detail in Exhibit 1 attached hereto.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated to read as follows:

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

On 9/30/2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Transactions in the Securities

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (10/02/2026)